Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec Katja Buller Ph: 41 41 392 1792 Amy Brockelman Ph: 617 914 6524	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300

INVESTOR CONTACTS:
Biogen Idec Elizabeth Woo Ph: 617 679 2822	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

TYSABRI® RECEIVES APPROVAL IN EUROPEAN UNION FOR THE TREATMENT
OF RELAPSING REMITTING FORMS OF MULTIPLE SCLEROSIS

Zug, Switzerland and Dublin, Ireland - June 29, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) today announced that they received approval from the European Commission to market TYSABRI® (natalizumab) as a treatment for relapsing remitting multiple sclerosis (MS) to delay the progression of disability and reduce the frequency of relapses. TYSABRI is indicated as a single disease modifying therapy in highly active relapsing remitting MS for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing remitting MS.

The approval was based on a submission that included TYSABRI two-year Phase III clinical trial data, findings from the comprehensive safety evaluation, suggested labeling, and a risk management plan designed to inform physicians and patients of the benefits and risks of TYSABRI treatment and minimize the potential risk of progressive multifocal leukoencephalopathy (PML) and other opportunistic infections.

“Today marks an important step forward for the European MS patient community,” said James C. Mullen, Chief Executive Officer, Biogen Idec. “TYSABRI represents one of the most significant advances in MS treatment in nearly 10 years and provides patients living with this disabling disease an important new therapeutic choice.”

“This decision means that patients in Europe who are suffering from this chronic, debilitating disease now have an effective new treatment alternative,” said Kelly Martin, President and Chief Executive Officer, Elan.

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Page 2 TYSABRI® Receives Approval In European Union For The Treatment Of Relapsing Remitting Forms Of Multiple Sclerosis

Today’s action follows a recommendation made by the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), which on April 28, 2006, issued a positive opinion recommending marketing authorization for TYSABRI.

For more information about TYSABRI please visit www.biogenidec.com or www.elan.com.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.
Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

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